                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Esprit Telecom Group plc
             ------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, nominal value (pound)0.01 each
             ------------------------------------------------------
                         (Title of Class of Securities)
                                    29665W104
             ------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William N. Dye
                            Willkie Farr & Gallagher
                                35 Wilson Street
                                 London EC2M 2SJ
                                     England
                              (011) 44-171-696-9060

                                 October 12, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:          [  ]

                                         SCHEDULE 13D

-------------------------------------------                  -------------------
CUSIP No. 29665W104                                          Page 2 of 14 Pages
-------------------------------------------                  -------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Warburg, Pincus Ventures, L.P.                        I.D. #13-3784037
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS *                                           OO

--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

   ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0 Ordinary Shares
          ----------------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
BENEFICIALLY          15,442,150 Ordinary Shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
          ----------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0 Ordinary Shares
          ----------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      15,442,150 Ordinary Shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   15,442,150 Ordinary Shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES *                                   [X]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          12.3%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON *                                  PN

--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------                    ------------------------
CUSIP No. 29665W104                                     Page 3 of 14 Pages
------------------------------------                    ------------------------


--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Warburg, Pincus & Co.                                 I.D. #13-6358475
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS *                                           N/A

--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION                        New York

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0 Ordinary Shares
          ----------------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
BENEFICIALLY          15,442,150 Ordinary Shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
          ----------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0 Ordinary Shares
          ----------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      15,442,150 Ordinary Shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   15,442,150 Ordinary Shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES *                                   [X]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          12.3%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON *                                  PN

--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------                    ------------------------
CUSIP No. 29665W104                                     Page 4 of 14 Pages
------------------------------------                    ------------------------


--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   E.M. Warburg, Pincus & Co., LLC                       I.D. #13-3536050
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS *                                           N/A

--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

   ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION                        New York

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0 Ordinary Shares
          ----------------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
BENEFICIALLY          15,442,150 Ordinary Shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
          ----------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0 Ordinary Shares
          ----------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      15,442,150 Ordinary Shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   15,442,150 Ordinary Shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES *                                   [X]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          12.3%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON *                                  OO

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the Ordinary Shares, nominal value (pound)0.01 each (the "Ordinary Shares"), of Esprit Telecom Group plc, a public limited company organized under the laws of England and Wales (the "Company"). Of the Reporting Entities (as defined below), only Ventures has acquired direct ownership of the Ordinary Shares.

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Ordinary Shares, nominal value (pound)0.01 each, of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Company is Minerva House, Valpy Street, Reading, RG1 1AR, United Kingdom.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is filed by Ventures, WP and EMW. The sole general partner of Ventures is WP. EMW manages Ventures. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 15% interest in the profits of Ventures as the general partner, and also owns approximately 1.2% of the limited partnership interests in Ventures. Ventures, WP and EMW are hereinafter collectively referred to as the "Reporting Entities." The general partners of WP and the members of EMW are described in Schedule I hereto. The Reporting Entities and Apax Partners & Co. Ventures Ltd. ("Apax") may be deemed to be a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Entity is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities stated herein to be beneficially owned by such Reporting Entity. The Reporting Entities expressly disclaim beneficial ownership of any Ordinary Shares beneficially owned by Apax.

         (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, 10th Floor, New York, New York 10017.

         (c) The principal business of Ventures is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Ventures, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of Ventures, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P.

         (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by Ventures to purchase the 15,442,150 Ordinary Shares was $11,118,348, and was furnished from the working capital of Ventures. None of the Reporting Entities have acquired any other Ordinary Shares. The Reporting Entities and Apax may be deemed to have formed a

"group"  within the meaning of Section  13(d) of the Exchange Act. The Reporting
Entities  expressly  disclaim  beneficial   ownership  of  any  Ordinary  Shares
beneficially owned by Apax.

ITEM 4. PURPOSE OF TRANSACTION.

       On February 10, 1998, the Reporting Entities filed a Schedule 13G in respect of their beneficial ownership of 15,442,150 Ordinary Shares, then representing 12.5% of the Ordinary Shares.

        Dominic H. Shorthouse, who is a Managing Director and member of EMW, was elected to the Company's Board of Directors in January 1997. Mr. Shorthouse disclaims beneficial ownership of the Ordinary Shares owned by Ventures. Except with respect to the matters relating to the extraordinary general meeting of the Company's shareholders, as discussed below, the Reporting Entities presently expect to limit their involvement in the management of the Company to representation on the Board of Directors.

         Extraordinary General Meeting. On October 12, 1998, Ventures received a
         -----------------------------
copy of a notice addressed to the Company, dated the same date, that was served by Mr. Walter Anderson, in his personal capacity as a shareholder of the Company and as representative of Gold & Appel Transfer S.A., another shareholder of the Company. This notice required the Company to convene an extraordinary general meeting of its shareholders for the purpose of acting on resolutions to remove
(i) David Oertle as Director and Chief Executive Officer of the Company; (ii) John McMonigall and Dominic Shorthouse as Directors; and (iii) Sir Robin Biggam as Director and Chairman.

         On October 12, 1998, Ventures and Apax Funds Nominees Limited (an entity that, based on information provided by Apax to the Reporting Entities, is the record holder of the Ordinary Shares beneficially owned by Apax, holding such Ordinary Shares solely as nominee) delivered to the Company a requisition to convene an extraordinary general meeting of the Company's shareholders, which included a special notice to the Company of their intention to move a resolution to remove Mr. Anderson as a Director. The text of this requisition is set forth as Exhibit 99.1 and is incorporated herein by reference.

         In connection with the extraordinary general meeting of the Company's shareholders, Ventures expects to send shareholders of the Company a letter recommending that they vote in favor of the resolution proposed by Ventures and Apax Funds Nominees Limited and against the resolutions proposed by Mr. Anderson and Gold & Appel Transfer S.A., and expects Apax Funds Nominees Limited to join them in this letter. In addition, Ventures expects Dominic Shorthouse (in his capacity as Director) to send shareholders of the Company a letter summarizing his views in respect of the proposed resolutions, and expects John McMonigall (in his capacity as Director) to join him in this letter. Ventures expects to vote in favor of the resolution to remove Mr. Anderson as a Director and to vote against the resolutions proposed by Mr. Anderson and Gold & Appel Transfer S.A., and expects Apax Funds Nominees Limited to vote in the same way.

         As a result of the foregoing actions by Ventures and Apax Funds Nominees Limited, the Reporting Entities and Apax may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act. Apax has informed the Reporting Entities that it intends to file a separate Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Entity is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities stated herein to be beneficially owned by such Reporting Entity. The Reporting Entities expressly disclaim beneficial ownership of any Ordinary Shares beneficially owned by Apax.

         The Reporting Entities, together, and Apax each have a representative on the Board of Directors of the Company. These Directors participate in Board and committee meetings and in such capacity discuss the business of the Company. In such capacity, on February 26, 1998, the Remuneration Committee of the Board of Directors (comprised of such Directors and David Oertle, the Chief Executive Officer of the Company) met and resolved to appoint recruitment consultants to identify two individuals to be recommended to the Board of Directors as independent non-executive Directors. Except as set forth herein, however, the Reporting Entities and Apax have no obligations to, or arrangements or understandings with, each other concerning the Company or the Ordinary Shares.

        *                              *                             *

         Registration  Rights.  Pursuant to a Registration Rights Agreement (the
         ---------------------
"Registration Rights Agreement"), dated as of February 27, 1997, between Ventures, the Company and certain other holders of Ordinary Shares of the Company, including Apax (the "Other Holders"), the Company has granted Ventures and the Other Holders certain rights to require the Company to register Ordinary Shares held by them under the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed that, upon request from any such holder, subject to certain conditions, the Company will file a registration statement under the Securities Act to register Ordinary Shares held by such holder, subject to a maximum of two requests per holder and a maximum of one request in any six-month period. Subject to certain conditions, the Company has also granted each such holder the right to include their Ordinary Shares in any registration statement covering offerings of Ordinary Shares by the Company or other holders. The Registration Rights Agreement will terminate with respect to each holder upon the earlier of February 27, 2007 and such time as such holder owns less than five percent of the outstanding Ordinary Shares if such holder can then sell Ordinary Shares in the United States public market pursuant to an exemption from the registration requirements of the Securities Act and without regard to holding period, volume or manner-of sale limitations.

         The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

         The Reporting Entities may from time to time acquire additional Ordinary Shares or dispose of Ordinary Shares through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of Ordinary Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

         Except as set forth herein or in Item 6, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Memorandum and Articles of Association or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)  (i)  As  of  October  20,  1998,  Ventures   beneficially  owned
15,442,150 Ordinary Shares. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the Ordinary Shares which Ventures beneficially owns. As of October 20, 1998, 15,442,150

Ordinary Shares represented approximately 12.3% of the Ordinary Shares, based on 125,614,075 Ordinary Shares outstanding as of such date, as reported to the Reporting Entities by the Company.

                   (ii) Apax has informed the Reporting Entities that, as of October 20, 1998, Apax is the beneficial owner of 33,557,600 of the Ordinary Shares, representing approximately 26.7% of the Ordinary Shares. The Reporting Entities and Apax may be deemed to have formed a "group" within the meaning of
Section 13(d) of the Exchange Act. Apax has informed the Reporting Entities that it intends to file a separate Schedule 13D. By virtue of the limited arrangements between the Reporting Entities and Apax Funds Nominees Limited described above, the Reporting Entities expressly disclaim beneficial ownership of any Ordinary Shares beneficially owned by Apax. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Entity is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities stated herein to be beneficially owned by such Reporting Entity.

         (b) The Reporting Entities together share the power to vote or to direct the vote, and to dispose or to direct the disposition of the Ordinary Shares held by Ventures.

         (c) None of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transactions in the Ordinary Shares during the preceding 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this schedule, and any amendment or amendments hereto, which is being filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

         The information set forth in Item 4 above is incorporated herein by reference.

         Except as described herein and incorporated by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Ordinary Shares reported herein as being beneficially owned by the Reporting Entities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

10.1 Registration Rights Agreement, dated as of February 27, 1997, by and among the Company, Ventures and certain other holders of the Company's Ordinary Shares.

99.1 Requisition of Extraordinary General Meeting, dated October 12, 1998, from Ventures and Apax Funds Nominees Limited.

99.2 Joint Filing Agreement, dated October 22, 1998, by and among the Reporting Entities.

                                   SIGNATURES

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 1998           WARBURG, PINCUS VENTURES, L.P.

                                    By: Warburg, Pincus & Co.,
                                        General Partner

                                    By:/s/Stephen Distler
                                       ----------------------------
                                       Stephen Distler
                                       Partner

Dated: October 22, 1998           WARBURG, PINCUS & CO.

                                    By:/s/ Stephen Distler
                                       ----------------------------
                                       Stephen Distler
                                       Partner

Dated: October 22, 1998           E.M. WARBURG, PINCUS & CO., LLC

                                    By:/s/ Stephen Distler
                                       ----------------------------
                                       Stephen Distler
                                       Member

                                   SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             General Partners of WP
                             ----------------------

                                 Present Principal Occupation in
                                  Addition to Position with WP,
                                      and Positions with the
Name                                     Reporting Entities
----                             --------------------------------

Joel Ackerman                    Managing Director and Member, EMW

Susan Black                      Managing Director and Member, EMW

Christopher W. Brody             Managing Director and Member, EMW

Harold Brown                     Senior Managing Director and  Member, EMW

Errol M. Cook                    Managing Director and Member, EMW

W. Bowman Cutter                 Managing Director and Member, EMW

Elizabeth B. Dater               Managing Director and Member, EMW

Stephen Distler                  Managing Director, Member and Treasurer, EMW

Harold W. Ehrlich                Managing Director and Member, EMW

John L. Furth                    Vice Chairman of the Board and Member, EMW

Stewart K.P. Gross               Managing Director and Member, EMW

Patrick T. Hackett               Managing Director and Member, EMW

Jeffrey A. Harris                Managing Director and Member, EMW

William H. Janeway               Managing Director and Member, EMW

Douglas M. Karp                  Managing Director and Member, EMW

Charles R. Kaye                  Managing Director and Member, EMW

Henry Kressel                    Managing Director and Member, EMW

Joseph P. Landy                  Managing Director and Member, EMW

Sidney Lapidus                   Managing Director and Member, EMW

Kewsong Lee                      Managing Director and Member, EMW

Reuben S. Leibowitz              Managing Director and Member, EMW

S. Joshua Lewis                  Managing Director and Member, EMW

David E. Libowitz                Managing Director and Member, EMW

Brady T. Lipp                    Managing Director and Member, EMW

Stephen J. Lurito                Managing Director and Member, EMW

Spencer S. Marsh III             Managing Director and Member, EMW

Lynn S. Martin                   Managing Director and Member, EMW

Edward J. McKinley               Managing Director and Member, EMW

Rodman W. Moorhead III           Senior Managing Director and Member, EMW

Maryanne Mullarkey               Managing Director and Member, EMW

Howard H. Newman                 Managing Director and Member, EMW

Gary D. Nusbaum                  Managing Director and Member, EMW

Sharon B. Parente                Managing Director and Member, EMW

Dalip Pathak                     Managing Director and Member, EMW

Daphne D. Philipson              Managing Director and Member, EMW

Lionel I. Pincus                 Chairman of the Board, CEO, and Managing
                                 Member, EMW; and Managing Partner, Pincus & Co.

Eugene L. Podsiadlo              Managing Director and Member, EMW

Ernest H. Pomerantz              Managing Director and Member, EMW

Brian S. Posner                  Managing Director and Member, EMW

Arnold M. Reichman               Managing Director and Member, EMW

Roger Reinlieb                   Managing Director and Member, EMW

John D. Santoleri                Managing Director and Member, EMW

Steven G. Schneider              Managing Director and Member, EMW

Sheila N. Scott                  Managing Director and Member, EMW

Harold Sharon                    Managing Director and Member, EMW

Eugene J. Siembieda              Managing Director and Member, EMW

James E. Thomas                  Managing Director and Member, EMW

John L. Vogelstein               Vice Chairman of the Board and Member, EMW

Elizabeth H. Weatherman          Managing Director and Member, EMW

John A. Zaro, III                Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**

---------------------

* New York limited partnership; its primary activity is ownership in WP and EMW.

**New York limited partnership; its primary activity is ownership in WP.

                                 Members of EMW
                                 --------------

                                 Present Principal Occupation in
                                  Addition to Position with EMW,
                                      and Positions with the
Name                                     Reporting Entities
----                             --------------------------------

Joel Ackerman                    Partner, WP

Susan Black                      Partner, WP

Christopher W. Brody             Partner, WP

Harold Brown                     Partner, WP

Dale C. Christensen(1)

Errol M. Cook                    Partner, WP

W. Bowman Cutter                 Partner, WP

Elizabeth B. Dater               Partner, WP

Stephen Distler                  Partner, WP

P. Nicholas Edwards(2)           Partner, WP

Harold W. Ehrlich                Partner, WP

John L. Furth                    Partner, WP

Stewart K.P. Gross               Partner, WP

Patrick T. Hackett               Partner, WP

Jeffrey A. Harris                Partner, WP

William H. Janeway               Partner, WP

Douglas M. Karp                  Partner, WP

Charles R. Kaye                  Partner, WP

Richard H. King(2)

Henry Kressel                    Partner, WP

Joseph P. Landy                  Partner, WP

Sidney Lapidus                   Partner, WP

Kewsong Lee                      Partner, WP

Reuben S. Leibowitz              Partner, WP

S. Joshua Lewis                  Partner, WP

David E. Libowitz                Partner, WP

Brady T. Lipp                    Partner, WP

Stephen J. Lurito                Partner, WP

John W. MacIntosh(1)

Spencer S. Marsh III             Partner, WP

Lynn S. Martin                   Partner, WP

Edward J. McKinley               Partner, WP

Rodman W. Moorhead III           Partner, WP

Maryanne Mullarkey               Partner, WP

Howard H. Newman                 Partner, WP

Gary D. Nusbaum                  Partner, WP

Sharon B. Parente                Partner, WP

Dalip Pathak                     Partner, WP

Daphne D. Philipson              Partner, WP

Lionel I. Pincus                 Managing Partner, WP; Chairman of the Board
                                 and CEO, EMW; Managing Partner, Pincus & Co.

Eugene L. Podsiadlo              Partner, WP

Ernest H. Pomerantz              Partner, WP

Brian S. Posner                  Partner, WP

Arnold M. Reichman               Partner, WP

Roger Reinlieb                   Partner, WP

John D. Santoleri                Partner, WP

Steven G. Schneider              Partner, WP

Sheila N. Scott                  Partner, WP

Harold Sharon                    Partner, WP


Dominic H. Shorthouse(2)

Eugene J. Siembieda              Partner, WP

Chang Q. Sun(3)

James E. Thomas                  Partner, WP

John L. Vogelstein               Partner, WP

Elizabeth H. Weathermen          Partner, WP

Jeremy S. Young(2)

John A. Zaro, III                Partner, WP

Pincus & Co.*

---------------------

(1)   Citizen of Canada
(2)   Citizen of United Kingdom
(3)   Citizen of People's Republic of China
*     New York limited partnership; its primary activity is ownership in WP.

                                  EXHIBIT INDEX

EXHIBIT NO.        TITLE

10.1 Registration Rights Agreement, dated as of February 27, 1997, by and among the Company, Ventures and certain other holders of the Company's Ordinary Shares.

99.1 Requisition of Extraordinary General Meeting, dated October 12, 1998, from Ventures and Apax Funds Nominees Limited.

99.2 Joint Filing Agreement, dated October 22, 1998, by and among the Reporting Entities.